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                                                                    Exhibit 99.3

            SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

      APT Satellite Holdings Limited (the "Company") has adopted various corporate governance practices that are generally consistent with the corporate governance practices applicable to U.S. domestic issuers listed on the New York Stock Exchange, Inc. (the "NYSE"). However, some of the Company's corporate governance practices differ from those required of U.S. domestic issuers pursuant to the listing standards of the NYSE (the "NYSE Rules"). The following is a discussion as of June 20, 2005 of the significant differences between the Company's corporate governance practices and those followed by U.S. domestic issuers under the NYSE Rules:

(1) Pursuant to NYSE Rules applicable to U.S. domestic issuers, such issuer's board of directors is required to be comprised of a majority of independent directors. Only three members of the Company's board of directors (the "Board") out of a total of eleven members are independent directors. In determining the "independence" of these three members, the Company has adopted standards for "independence" similar to the standards applicable to U.S. domestic issuers under NYSE Rules.

(2) Pursuant to NYSE Rules applicable to U.S. domestic issuers, non-management directors are required to meet on a regular basis without management present and independent directors must meet separately at least once a year. In accordance with the newly implemented domestic code on corporate governance practice ("Corporate Governance Code") adopted in 2005, the Company's board of directors meets regularly, at least four times a year, both management and non-management directors meeting together. The Chairman of the Company holds a meeting at least once a year with the Company's non-management directors, including its independent non-executive directors, without the presence of management directors.

(3) Pursuant to NYSE Rules applicable to U.S. domestic issuers, such issuers are

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      required to have nominating/corporate governance and compensation committees of the board of directors, both of which must be consist entirely of independent directors. The Company established a nomination committee and a remuneration committee of the board of directors on April 11, 2005, each consisting of a majority of members who are independent directors. The nomination committee is responsible, among other things, for identifying director nominees and proposing such nominees to the whole board of directors. The remuneration committee is responsible, among other things, for reviewing executive compensation and recommending changes in executive compensation to the whole board of directors. The corporate governance of the Company continues to be led by the whole Board.

(4) Pursuant to NYSE Rules applicable to U.S. domestic issuers, such issuers are required to have audit committees consisting of at least three directors, all of whom must be independent. In addition, the NYSE Rules applicable to U.S. domestic issuers require that each member of the audit committee be financially literate, as such qualification is interpreted by the issuer's board of directors, or must become financially literate within a reasonable period of time after his or her appointment to the audit committee, and at least one member of the audit committee must have accounting or related financial management expertise, as determined by the issuer's board of directors. Upon the appointment of Dr. Lui King Man as a director and member of the audit committee of the Company on August 18, 2004, the Company's audit committee (the "Audit Committee") consists of three directors. Each Audit Committee member qualifies as an "independent" director under the NYSE Rules. Dr. Lui qualifies as an "audit committee financial expert" under the rules of the U.S. Securities and Exchange Commission (the "SEC").

(5) Pursuant to NYSE Rules applicable to U.S. domestic issuers, such issuers are required to adopt and disclose corporate governance guidelines. Pursuant to the new Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "New HK Listing Rules") commencing on or after January 1, 2005, listed companies are required to report on compliance with the Corporate Governance Code in the form of a Corporate Governance Report that is required to

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      be included in each annual report and an update noting any changes to the
      Corporate Governance Report that is required to be included in each interim report. The Corporate Governance Code is divided into two levels of recommendations: (a) code provisions; and (b) recommended best practices. If a listed company chooses to deviate from the code provisions, the reasons for such deviation are required to be disclosed in its annual report and interim report. However, given that the recommended best practices are for guidance only, listed companies are encouraged, but not required, to state whether they have complied with them and give considered reasons for any deviation. The Company has complied fully with the code provisions of the Corporate Governance Code, except that the non-executive directors of the Company are not appointed for a specific term; and that the Chairman of the Board and the President are not subject to retirement by rotation. The new Listing Rules do not currently require the Company to disclose the full range of corporate governance guidelines with which it complies and does not cover all the subjects that must be addressed in the corporate governance guidelines applicable to U.S. domestic issuers under the NYSE Rules.

(8) Pursuant to NYSE Rules applicable to U.S. domestic issuers, chief executive officers of U.S. domestic issuers must annually certify that he or she is not aware of any violation by such issuer of the corporate governance standards applicable to U.S. domestic issuers under the NYSE Rules. In accordance with NYSE Rules applicable to foreign private issuers, the Company's principal executive officer is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. domestic issuers and foreign private issuers, the Company's principal executive officer is required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to the Company.